Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,					Six Months Ended
	2003	2002	2001	2000	1999	June 30, 2004
(in thousands, except ratio)
Earnings:
Earnings (losses) before minority interest and equity income (loss)	$(47,229)	$(36,810)	$(47,534)	$(59,897)	$4,970	$(65,423)
Fixed Charges	16,548	27,118	37,258	46,592	46,052	7,536

Total earnings (losses)	$(30,681)	$(9,692)	$(10,276)	$(13,305)	$51,022	$(57,887)
Fixed Charges:
Interest expense	$13,568	$24,058	$34,238	$43,712	$43,572	$5,914
Assumed interest element included in rent expense	2,980	3,060	3,020	2,880	2,480	1,622

Total Fixed Charges	$16,548	$27,118	$37,258	$46,592	$46,052	$7,536
Earnings available to cover fixed charges	$(30,681)	$(9,692)	$(10,276)	$(13,305)	$51,022	$(57,887)
Fixed Charges	16,548	27,118	37,258	46,592	46,052	7,536
Ratio of Earnings to Fixed Charges					1.1
Deficit in dollars	$(47,229)	$(36,810)	$(47,534)	$(59,897)	$—	$(65,423)